KW
3/8

[redacted]

13013924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Rec'd from
3-1-13 SEC

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 East Shaw Avenue, Suite 102
(No. and Street)

Fresno	CA	93710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222	Mission Viejo	CA	92691
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/9/13

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael O. Brown
Signature

CFO/FINOP
Title

02/25/2013
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SCF Securities, Inc.
Fresno, California

Report on the Financial Statements

We have audited the accompanying statements of financial condition of SCF Securities, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made my management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 21, 2013

SCF SECURITIES, INC.
Statements of Financial Condition
December 31, 2012 and 2011

ASSETS

	2012	2011
Cash and cash equivalents	$ 564,194	$ 550,176
Concession and other receivables	39,246	148,468
Due from affiliates	171,931	194,936
Prepaid expenses and other assets	83,436	21,861
Total Assets	$ 858,807	$ 915,441

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
LIABILITIES		
Commissions payable	$ 13,939	$ 69,087
Accrued expenses	18,634	23,221
Income taxes payable - Note 3	1,600	800
Total Liabilities	34,173	93,108
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560	560
Additional paid-in capital	238,037	238,037
Retained Earnings	586,037	583,736
Total Stockholder's Equity	824,634	822,333
Total Liabilities and Stockholder's Equity	$ 858,807	$ 915,441

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.
Statements of Income
For The Years Ended December 31, 2012 and 2011

	2012	2011
Revenue		
Concessions	$ 4,288,636	$ 2,880,511
Reimbursed expenses	198,938	372,825
Interest and dividend income	3,222	2,810
Other income	6,013	18,268
Total Revenues	4,496,809	3,274,414
Expenses		
Commission expenses	3,221,629	2,010,791
Salaries and employee benefits	795,509	666,772
Rent	125,587	44,484
Other operating expenses	349,983	505,306
Total Expenses	4,492,708	3,227,353
Income before Provision for Income Taxes	4,101	47,061
Income tax provision - Current	800	800
Income tax provision - Deferred	1,000	15,000
Total Provision for Income Taxes	1,800	15,800
Net Income	$ 2,301	$ 31,261

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statements of Changes in Stockholder's Equity
For The Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2010	560	$ 52,600	$ 552,475	$ 605,635
Capital contributed	-	185,437	-	185,437
Net income	-	-	31,261	31,261
Balance - December 31, 2011	560	$ 238,037	$ 583,736	$ 822,333
Net income	-	-	2,301	2,301
Balance - December 31, 2012	$ 560	$ 238,037	$ 586,037	$ 824,634

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statements of Changes in Cash Flows
For The Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities:		
Net income	$ 2,301	$ 31,261
Adjustments to reconcile net income to net cash and cash equivalents provided by (consumed) in operating activities:		
Decrease (increase) in:		
Concessions receivable	109,222	(13,766)
Prepaid expenses	(61,575)	14,293
(Decrease) increase in:		
Accrued expenses	(3,787)	(8,345)
Commissions payable	(55,148)	(26,422)
Total Adjustments	(11,288)	(34,240)
Net cash and cash equivalents consumed by operating activities	(8,987)	(2,979)
Cash Flows From Investing Activities		
Reclass of leasehold improvements to rent	-	43,089
Net cash provided by investing activities	-	43,089
Cash Flows From Financing Activities:		
Conversion of debt to capital	-	185,437
Transactions with affiliates	23,005	(245,139)
Net cash and cash equivalents provided (consumed) in financing activities	23,005	(59,702)
Net increase (decrease) in cash and cash equivalents	14,018	(19,592)
Cash and Cash Equivalents at Beginning of Year	550,176	569,768
Cash and Cash Equivalents at End of Year	564,194	550,176
Supplemental disclosure of cash flow information:		
Interest	-	-
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Notes to Financial Statements
For The Years Ended December 31, 2012 and 2011

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulation Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities, and life insurance, but also introduces general securities transactions to a clearing firm which carries customer accounts on a fully disclosed basis. The Company has over 100 brokers with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are generally recorded on a trade date basis, although commission received from National Financial Services are recorded from monthly clearing statements on a settlement basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the years ended December 31, 2012 and 2011, the Company was reimbursed $198,938 and $372,825 respectively, for licenses and insurance and these amounts are included in the Statement of Income.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

NOTE 2 - INCOME TAXES

As discussed in Note 1, the Company is a wholly owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. For the year ended December 31, 2012 and 2011, respectively, the current income tax provision consists of a state liability of $800.

For the year ended December 31, 2012, the prior year deferred tax asset of $20,000 was reduced by $1,000 to reflect the current benefit of utilizing the prior year's net operating loss.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized for the years ended December 31, 2012 and 2011. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2008.

In January 2013, FINRA finalized its biannual audit of the Company's books and records.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2012 and 2011, respectively, the Company had net receivables from related parties in the amount of $171,931 and $194,936, respectively.

During December 2011, the Company, pursuant to a resolution by the Board of Directors, converted $185,437 that was owed to an affiliate, to additional paid-in capital.

All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

The Company shares its office space with affiliated entities. In December 2010, the Parent renegotiated the office lease and the office was relocated to its new location for a six year term commencing January 1, 2011. The Company paid for tenant improvements in the amount of $43,089 in connection with the new lease terms. This amount was in lieu of rent for 2011. The $43,089 was expensed during the year ended December 31, 2011. Beginning January 2012 through the remainder of the lease term (December 2016), the lease amount of $10,465 is due per month ($125,580 annually) in connection with this lease.

During 2011, the Company entered into an expense allocation agreement with its affiliated entities with respect to certain common expenses (Salaries, Marketing, Consulting, General Office and Insurance). For the years ended December 31, 2012 and 2011, expenses in the amount of $216,552 and $202,905 were allocated to these affiliated entities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 and 2011, the Company had deposits with financial institutions with uninsured cash balances totaling $287,620 and $285,651, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2012 the Company's net capital of $606,310 exceeded the minimum net capital requirement by $601,310, and the Company's ratio of aggregate indebtedness ($34,173) to net capital was .05. As of December 31, 2011, the Company's net capital of $603,985 exceeded the minimum net capital requirement by $597,778, and the Company's ratio of aggregate indebtedness ($93,108) to net capital was .15:1.

NOTE 6 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $22,709 and $21,186 for the years ended December 31, 2012 and 2011, respectively.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2013, the date which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Company as of that date.

NOTE 8 - RECLASSIFICATIONS

Certain amounts in the prior year have been reclassified to conform to the current year presentation.

SCF SECURITIES, INC.

Schedule I

Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of December 31, 2012 and 2011

COMPUTATION OF NET CAPITAL	2012	2011
Common Stock	$ 560	$ 560
Additional paid-in capital	238,037	238,037
Retained earnings	586,037	583,736
Total Stockholder's Equity	824,634	822,333
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses	(33,435)	(21,862)
Due from affiliates	(171,931)	(194,936)
Receivables	(12,958)	(1,550)
Total Adjustments	(218,324)	(218,348)
Net Capital	$ 606,310	$ 603,985
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital requirements 6-2/3% of net aggregate indebtedness	$ 2,278	$ 6,207
Minimum dollar net capital required	$ 5,000	$ 5,000
Excess net capital	$ 601,310	$ 597,778
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 34,173	$ 93,108
Ration of aggregate indebtedness to net capital	0.05	0.15

RECONCILIATION

The following is a reconciliation as of December 31, 2012 and 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2012	2011
Net Capital - Company's computation	$ 616,329	$ 419,348
Reconciling items:		
Reclass Prepaid expense	(9,219)	-
Conversion of debt to equity	-	185,437
Income tax provision	(800)	(800)
Net Capital	$ 606,310	$ 603,985

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2012 and 2011

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(ii).

SCF SECURITIES, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

As of December 31, 2012 and 2011

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(ii).

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
SCF Securities, Inc.
Fresno, California

In planning and performing our audits of the financial statements and supplemental schedules of SCF Securities, Inc., as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 21, 2013

SCF SECURITIES, INC.

Independent Accountant's Report Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2012

LaVine
& Associates
Certified Public Accountants, Inc.

**Independent Accountant's Report
Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation**

To the Board of Directors
SCF Securities, Inc.
Fresno, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by SCF Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and solely to assist you and the other specified parties in evaluating SCF Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

SCF Securities, Inc. management is responsible for the SCF Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

February 26, 2013
Mission Viejo, California

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051760 FINRA DEC
SCF SECURITIES INC 20*20
155 E SHAW AVE STE 102
FRESNO CA 93710-7619

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O. Brown 404-303-8840 x205

2. A. General Assessment (item 2e from page 2) $ 1,248

B. Less payment made with SIPC-6 filed (exclude interest) (641)

July 31, 2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 607

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 607

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 607

H Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SCF Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 2013.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,496,809

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. (3,693,132)

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (80,273)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Processing & bonding fees (25,306), reimbursed expenses (198,938) (224,244)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (3,997,649)

2d. SIPC Net Operating Revenues $ 499,160

2e General Assessment @ .0025 $ 1,248

(to page 1, line 2.A.)